

June 17, 2011

Via E-mail
Amy E. Essex
Chief Financial Officer
First Financial of Northern Michigan Bancorp, Inc.
100 S. Second Avenue
Alpena, Michigan 49707

> **Re: First Financial of Northern Michigan Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Forms 10-Q for Fiscal Quarter Ended**
> **March 31, 2011**
> **File No. 000-31957**

Dear Ms. Essex:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q as of March 31, 2011

Financial Statements

Note 4– Loans and Allowance for Loan Losses, page 10

1. Please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

   - How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
   - The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
   - Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

2. If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

Management's Discussion and Analysis, page 23

Delinquent Loans and Nonperforming Assets, page 26

3. We note your disclosure stating you did not have any material restructured loans within the meaning of SFAS 15 as of March 31, 2011 and December 31, 2010. However in the footnotes to the financial statements of your Form 10-Q as of March 31, 2011 and Form 10-K as of December 31, 2010, you state you had troubled debt restructurings in the amount of $1.4 million and $740 thousand as of March 31, 2011 and December 31, 2010, respectively. Please clarify to us why you do not believe your "troubled debt restructurings" are "within the meaning of SFAS 15."

4. If you believe that any of your troubled debt restructurings do fall within the meaning of ASC 470-60, please tell us and revise future filings to disclose the total amount of troubled debt restructurings which should include both performing and non-performing restructured loans. Further, please tell us and revising future filings to disclose the following:

- A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
- Policy on how many payments the borrower needs to make before returning the loan to accrual status; and
- Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant